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13025588

SECURITIES AND EXCHANGE COMMISSION SECURI
RECEIVED
JUN 10 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive, Suite 1
(No. and Street)

Canonsburg	PA	15317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Rainer 724-745-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
7/2/13

OATH OR AFFIRMATION

I, Richard K. Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Betty H. Rainier, Notary Public
Cecil Twp., Washington County
My Commission Expires June 16, 2013
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beaconsfield Financial Services, Inc.

Financial Statements
and Supplementary Information

Years Ended
December 31, 2012 and 2011

Beaconsfield Financial Services, Inc.

Financial Statements
and Supplementary Information

Years Ended
December 31, 2012 and 2011

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Beaconsfield Financial Services, Inc. (the Company) as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Damratoski & Company PC
Certified Public Accountants

February 12, 2013

Financial Statements

	December 31	
	2012	2011
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 113,994	$ 107,544
Accrued payroll and related withholdings	1,167	552
Deferred income taxes payable	3,600	3,300
Income taxes payable	-	798
Accounts payable and accrued expenses	69,109	68,791
Total Current Liabilities	187,870	180,985
Deferred Income Taxes Payable	2,400	2,000
Stockholders' Equity:		
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding	19,000	19,000
Retained earnings	98,509	93,297
Accumulated other comprehensive income:		
Unrealized gain on marketable securities	11,875	10,541
	129,384	122,838
	$ 319,654	$ 305,823

Beaconsfield Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2012	2011
Revenues:		
Commission revenues	$ 1,904,316	$ 2,272,321
Other revenues	2,992	5,014
	1,907,308	2,277,335
Operating Expenses:		
Operating expenses	1,802,796	2,168,921
General and administrative expenses	95,252	104,137
Depreciation expense	3,236	3,573
	1,901,284	2,276,631
Net Earnings From Operations	6,024	704
Other Income:		
Interest and dividend income	1,188	235
Earnings Before Income Taxes	7,212	939
Income Taxes	2,000	1,100
Net Earnings (Loss)	5,212	(161)
Other Comprehensive Income:		
Unrealized gain on marketable securities	1,634	1,585
Less: deferred income tax effect	300	400
Total Other Comprehensive Income	1,334	1,185
Total Comprehensive Income	$ 6,546	$ 1,024

See Notes to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Changes
in Stockholders' Equity

	Year Ended December 31	
	2012	2011
Common Stock:		
Balance, January 1 and December 31	$ 19,000	$ 19,000
Retained Earnings:		
Balance, January 1	93,297	93,458
Net earnings (loss) for the year	5,212	(161)
Balance, December 31	98,509	93,297
Accumulated Other Comprehensive Income, net of income tax:		
Balance, January 1	10,541	9,356
Unrealized holding gain arising during the year on marketable securities	1,334	1,185
Balance, December 31	11,875	10,541
	$ 129,384	$ 122,838

See Note to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2012	2011
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net earnings (loss)	$ 5,212	$ (161)
Adjustments to reconcile net earnings (loss) to net cash (used) provided by operating activities:		
Depreciation expense	3,236	3,573
Deferred income taxes	400	(600)
Reinvested dividend income	(333)	(29)
(Increase) decrease in:		
Accounts receivable	(34,244)	(39,754)
Prepaid expenses	(3,702)	578
Prepaid income taxes	(41)	390
Mesirow risk deposit account	(1)	-
Increase (decrease) in:		
Commissions payable	6,450	26,535
Accrued payroll and related withholdings	615	552
Income taxes payable	(798)	798
Accounts payable and accrued expenses	318	26,428
Net cash (used) provided by operating activities	(22,888)	18,310
Cash flows from investing activities:		
Capital expenditures	(4,448)	(428)
Purchase of marketable securities	-	(10,000)
Due from related party, net	5,600	(4,445)
Net cash provided (used) by investing activities	1,152	(14,873)
Net (Decrease) Increase in Cash and Cash Equivalents	(21,736)	3,437
Cash and Cash Equivalents, beginning of year	124,433	120,996
Cash and Cash Equivalents, end of year	$ 102,697	$ 124,433

See Notes to Financial Statements.

A. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis. The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. Prior to RBC, the Company was associated with Mesirow Financial, Inc. who was acquired by RBC in 2011, although the effective date of the transaction, for clearing broker purposes, was not until March 2012. Terms of the new Clearing Agreement will remain significantly the same. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2012 and 2011, respectively, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2012 and 2011, the clearing deposit account amounted to $25,001 and $25,000, respectively, and is included in cash on the statements of financial condition.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review. The Company has evaluated subsequent events through February 12, 2013, which is the date the financial statements were available to be issued.

B. Summary of Significant Accounting Policies (Continued)

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Marketable Securities. Equity securities are classified as "available-for-sale" and are reported at their fair values based upon quoted market prices. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $5,892 and $7,351 for the years ended December 31, 2012 and 2011, respectively.

Compensated Absences. The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2012 and 2011.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note G) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2012, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2012 and 2011, the Company had net capital of $100,495 and $93,854, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 1.89 to 1 and 1.95 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2012 and 2011, there were no material differences.

E. Marketable Securities

Marketable securities consist of 528 shares of ESB Financial Corporation, 1,500 shares of NASDAQ OMX Group, Inc. common stock, and approximately 618 shares of MFS SER TR VI Utilities Fund and are classified by the Company as "available-for-sale". Cost, unrealized gain, and fair value are as follows:

	2012	2011
Marketable securities, at cost	$ 40,848	$ 40,515
Net unrealized gains	15,475	13,841
Fair value	$ 56,323	$ 54,356

The unrealized gains are reported, net of tax ($3,600 and $3,300 in 2012 and 2011, respectively), as accumulated other comprehensive income in stockholders' equity. The marketable securities are included in current assets on the statements of financial condition.

F. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

G. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2012, the Company's open audit periods are 2009 through 2012 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

The provision for income taxes in the statements of operations consists of the following components:

	2012	2011
Currently payable	$ 1,600	$ 1,700
Deferred	400	(600)
	$ 2,000	$ 1,100

G. Income Taxes (Continued)

At December 31, 2012 and 2011, a long-term deferred tax liability was recognized for a taxable temporary difference totaling $2,400 and $2,000, respectively. This difference relates to using different depreciation methods (modified accelerated cost recovery system for tax purposes versus straight-line method for financial statement reporting).

At December 31, 2012 and 2011, a current deferred tax liability of $3,600 and $3,300, respectively, was recorded for a taxable temporary difference due to an unrealized holding gain on marketable securities and netted with accumulated other comprehensive income in stockholders' equity on the balance sheets.

H. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $80,577 and $106,804 for the years ended December 31, 2012 and 2011, respectively.

I. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which began in May 2008 and expires April 2013 and provides for monthly lease payments of $2,439. The lease is renewable for an additional five years following the initial termination date, at a lease rate mutually agreeable. For the years ended December 31, 2012 and 2011, rent expense under this lease amounted to $27,480 and $26,840, respectively.

During 2012 and 2011, the Company was reimbursed $1,800 and $2,400, respectively, by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2013	$ 12,196

Supplementary Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities and and Exchange Act of 1934

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the financial statements of Beaconsfield Financial Services, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 12, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12 through 14, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 through 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 through 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 12, 2013

Beaconsfield Financial Services, Inc.

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2012	2011
Net Capital:		
Total stockholders' equity	$ 129,384	$ 122,838
Deductions:		
Prepaid expenses	7,968	4,266
Receivables from non-customers	-	5,600
Prepaid income taxes	41	-
Property and equipment	10,624	9,412
Total non-allowable assets	18,633	19,278
Net Capital Before Haircuts on Security Positions	110,751	103,560
Haircuts on Securities:		
Other securities	8,448	8,153
Undue concentrations	1,808	1,553
Total Haircuts on Securities	10,256	9,706
Net Capital	100,495	93,854
Net Capital Requirements	50,000	50,000
Net Capital in Excess of Minimum Requirements	$ 50,495	$ 43,854
Aggregate Indebtedness	$ 190,270	$ 182,985
Ratio of Aggregate Indebtedness to Net Capital	1.89	1.95

See Independent Auditor's Report.

	Year Ended December 31	
	2012	2011
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 100,495	$ 93,854
Audit Adjustments:		
Deferred tax provision	700	(200)
Prepaid expenses	(7,968)	(4,266)
Prepaid income taxes	(41)	-
Due from related party	-	(1,000)
Property and equipment	(3,836)	(3,224)
Accrued payroll and related withholdings	-	419
Income taxes payable	(55)	1,188
Accounts payable and accrued expenses	9,108	1,134
	(2,092)	(5,949)
Changes to Non-Allowable Assets:		
Prepaid expenses	7,968	4,266
Prepaid income taxes	41	-
Property and equipment	3,836	3,224
Due from related party	-	5,100
	11,845	12,590
Change in Haircuts on Securities	-	1,337
Net Capital Per Broker/Dealer's Unaudited Part II	$ 110,248	$ 101,832

Beaconsfield Financial Services, Inc.

Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Beaconsfield Financial Services, Inc.

Schedules of Operating & General and Administrative Expenses

	Year Ended December 31	
	2012	2011
Operating Expenses:		
Advertising	$ 5,892	$ 7,351
Commissions	1,292,837	1,528,082
Insurance	13,065	6,525
Internet access	2,796	1,823
Payroll taxes	25,232	25,713
Regulatory expenses	14,839	17,828
Rent	27,480	26,840
Repairs and maintenance	2,515	1,356
Retirement plan	80,577	106,804
Selling expense	7,650	12,101
Telephone	7,605	7,281
Wages	322,308	427,217
	$ 1,802,796	$ 2,168,921
General and Administrative:		
Auto expense	$ 18,008	$ 16,024
Bank service charges	31	44
Contributions	85	205
Dues and subscriptions	2,851	5,365
Employee benefits	32,751	40,268
Legal and accounting	9,030	8,287
Miscellaneous	225	(7)
Office supplies and expense	10,156	15,666
Postage	7,500	5,714
Printing and reproduction	577	108
Quotes - exchange fees	4,709	-
Taxes - other	398	-
Travel and entertainment	8,931	12,463
	$ 95,252	$ 104,137

See Independent Auditor's Report.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report on Internal Control Required by SEC 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In planning and performing our audit of the financial statements of Beaconsfield Financial Services, Inc. (Company), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 12, 2013

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Beaconsfield Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Beaconsfield Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Beaconsfield Financial Services, Inc.'s management is responsible for Beaconsfield Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 12, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030993 FINRA DEC
BEACONSFIELD FINANCIAL SERVICES INC 13*13
SOUTHPOINTE INDUSTRIAL PARK
100 TECHNOLOGY DR STE 101
CANONSBURG PA 15317-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 491
   B. Less payment made with SIPC-6 filed (exclude interest) (249)
      7-29-12
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 242
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 242
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 242
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beaconsfield Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Betty H Raimer
(Authorized Signature)

Dated the 21 day of February, 2013

Secretary / Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,910,130
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		1,910,130
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,543,387
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		1,634
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		6,470
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Vista Drilling Program 2011 LP (Deductions in excess of $100,000 require documentation) (sent in July)		162,432
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		1,713,927
2d. SIPC Net Operating Revenues		$ 196,203
2e. General Assessment @ .0025		$ 491 (to page 1, line 2.A.)